UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street

New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 156,048
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 156,048

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,258
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,258
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 180,048
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 180,048

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,258
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,258
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,258
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

The Reporting Entities purchased the Shares for investment purposes beginning in 2014.  After an initial period of growth and strategic progress made by the Company, the Reporting Entities and all other stakeholders in the business witnessed the Company’s board of directors end that strategic progress via a series of actions which to this day remain “inexplicable and unexplained.”  After investigation, the Reporting Entities concluded that the Company’s remaining insiders are motivated by something all-together different than what one does and should expect to see from a public and for-profit company.

The Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholder meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions
Amendment No. 13	August 1, 2017

Review of the status of litigation relating to Davis’ alleged federal securities reporting violations, and discussion of a potential “secret agenda” being pursued by the long-secret partners, Davis and RSF.

Amendment No. 14	February 14, 2018	Review of Cyanotech’s great potential yet poor performance under the leadership of its Chairman, Michael Davis
Amendment No. 15	October 29, 2018	Meridian withdraws litigation now that facts are out in the open; need for SEC to take action to protect public markets
Amendment No. 16	October 31, 2018	Analysis of the series of events that led Davis/RSF to create and conceal their secret “group” for controlling Cyanotech
Amendment No. 17	November 6, 2018	Discussion of likely Davis/RSF secret Rudolf Steiner-inspired anti-growth control agenda for Cyanotech

Amendment No. 18	November 8, 2018	Reporting on discovery that Cyanotech has systematically idled significant astaxanthin production areas, thus eliminating the Company’s ability to grow production, revenues, and profits.

The following supplements the information provided in the Prior Filings.

Meridian and BlueLine are limited partnerships, with investors participating in projects designed to “unlock” value within carefully selected companies. These investors understand that they will be released from their commitments, with respect to each portfolio company, after a turnaround had been effected and the value of that company’s business released.  Such investments generally have a duration of 3 to 5 years.  While the Reporting Entities continue to believe significant repressed value remains in the Company, particularly within its astaxanthin business, it does not appear that the Company’s board of directors can be persuaded or compelled to honor their fiduciary duties, and pursue programs that benefit stakeholders other than themselves.

On March 29, 2021, the Company’s stock trading price and volume surged in the premarket. Over the course of that day, the Company traded more than 14 million shares, with much of that at prices well above prior levels.  On that day, it was determined to release the commitments of Meridian’s limited partner investors, and the “group” with such investors was terminated.  With such termination, Meridian released a portion of the Shares that had been included within its “group” and began selling Shares at the direction and on behalf certain Meridian limited partner investors.  It was further agreed that any Shares remaining after Meridian concludes the directed selling of Shares, will promptly be distributed to such requesting limited partners.  Shares reported held by the Reporting Entities in this filing are those shares that will remain with the “group” following the conclusion of such sales and Share distributions.

Following such sales and Share distributions, the Reporting Entities will remain substantial shareholders in the Company and will remain vigilant with respect to the rights of the Company’s shareholders and the proper conduct of public company managers and directors.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)Incorporated by reference to Schedule 13D filed on May 9, 2016.

Exhibit B – Transactions in the Shares by the Reporting Entities during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:	TSV Investment Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

Meridian TSV II, L.P.

By:	TSV Investment Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

TSV Investment Partners, L.L.C.

By:	_/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

BlueLine Capital Partners II, L.P.

By:	BlueLine Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

BlueLine Partners, L.L.C.

By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days. All sales were effected by Meridian OHC Partners, LP at the direction of limited partners exiting the “group” represented by the Reporting Entities. The shares and prices per share reported sold on each day were sold in multiple transactions and the price reported is the weighted-average price for the day. The Reporting Entities undertake to provide, upon request, full information regarding the number of shares purchased at each separate price.

Date	No. of Shares	Price per Share
3/29/2021	267,767	$4.44
3/30/2021	69,042	$3.50
3/31/2021	44,131	$3.31
4/1/2021	3,100	$3.45